UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

DUNDEE CORPORATION

(Translation of registrant's name into English)

Dundee Place, 28th Floor, 1Adelaide Street East, Toronto, Ontario, Canada M5C 2V9

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Index to Exhibits

Exhibit	Title

99.1	News Release dated May 11, 2010
99.2	News Release dated May 11, 2010
99.3	News Release dated May 12, 2010
99.4	First Quarter Report - 2010

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION (Registrant)

Date: May 17, 2010	By:	/s/ Lili Mance
Lili Mance
Corporate Secretary